

10030626

AB 3/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 29 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrews Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5251 DTC Parkway, Suite 1090
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tabitha Aspling (720) 489-4904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/31

OATH OR AFFIRMATION

I, Tabitha Aspling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrews Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Commission Expires 1/20/2011





Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC MAIL
RECEIVED
PROCESSING
MAR 29 2010
WASH, D.C.
SECTION

ANDREWS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

ANDREWS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

ANDREWS SECURITIES, LLC

TABLE OF CONTENTS

	Page(s)
Independent Auditors' Report	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5 - 10

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Andrews Securities, LLC

We have audited the accompanying statement of financial condition of Andrews Securities, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Andrews Securities, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 6, 2010

Member of msi Global Alliance
Independent Legal & Accounting Firms

ANDREWS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	48,075
Securities owned, at fair value (Note 4)		48,774
Other assets		27,341
	$	**124,190**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	5,979
Accrued expenses and other liabilities		12,923
Total liabilities		18,902
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBER'S EQUITY (Notes 2 and 6)		105,288
	$	**124,190**

The accompanying notes are an integral part of this statement

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Andrews Securities, LLC ("Andrews Securities" or the "Company"), is a Delaware limited liability company, organized in 2003 to engage in proprietary equity transactions, private placements of securities, best efforts underwriting and market-making in a maximum of 50 securities for inter-dealer transactions only. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA").

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company did not carry or clear customer accounts. Accordingly, all customer transactions were executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provided that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performed all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. Cash equivalents consist exclusively of money market instruments.

Revenue Recognition

The Company primarily derives its revenues from i) investment banking and capital raising activities, ii) market making and proprietary trading, and iii) institutional and retail brokerage services. Revenue associated with investment banking and capital raising activities is recognized when earned in accordance with the applicable investment banking and placement agent agreements. Due diligence fees and expense advances received by the Company, along with any related expenses that are incurred, are initially deferred and are recognized only when the services have been provided. Revenue associated with proprietary transactions and the related commissions and expenses is recognized on a trade-date basis.

The Company records its securities transactions on a trade-date basis. Changes in the valuation of portfolio investments are included in the statement of operations.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Valuation of Securities

The Company accounts for its investments in accordance with Accounting Standards Codification ("ASC") 820. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants and the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Securities *(concluded)*

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. The Company's policies for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. The Company considers these investments as Level 1 securities.

Income Taxes

The Company is recognized as a Partnership by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because its member reports its share of the Company's income or loss on its income tax return.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Company had net capital and net capital requirements of $61,534 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.31 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under a non-cancelable operating lease, through a sublease agreement with a former member, for office space expiring December 31, 2012. The aggregate minimum future payments under this sublease are payable as follows:

Year	Amount
2010	$ 49,645
2011	50,984
2012	52,323
	$ 152,952

The lease is subject to escalation for the Company's proportionate share of increases in real estate taxes and other operating expenses. Rent and related occupancy costs charged to operations amounted to $62,475 for the year ended December 31, 2009.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of 12/31/2009
Assets				
Securities owned, at fair value	$ -	$ 48,774	$ -	$ 48,774

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND OTHER RISKS AND UNCERTAINTIES

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of those securities decline subsequent to December 31, 2009.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and equivalents, other assets, accounts payable, accrued expenses and other liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

NOTE 6 - CHANGE IN OWNERSHIP TRANSACTIONS

On January 31, 2009, Keating Investments, LLC ("Keating Investments") sold its remaining 20% interest in Andrews Securities to Jeff L. Andrews and upon completion of the sales transaction, was terminated as a member of Andrews Securities, LLC. Effective February 1, 2009, Jeff L. Andrews owns 100% of the Company.

NOTE 7 - RELATED PARTY TRANSACTIONS

On June 4, 2009, the Company entered into a Dealer Manager Agreement (the "Agreement") with Keating Capital, Inc. ("Keating Capital") to serve as Keating Capital's Dealer Manager in a continuous public offering of common stock (the "Offering"). Under the terms of the Agreement, the Company will receive selling commissions of 7% and a dealer manager fee of 3% of the gross proceeds raised in the Offering. Under the terms of the Agreement, the Company is not required to sell any specific number or dollar amount of shares, but will use its best efforts to sell the shares offered.

During the year ended December 31, 2009, no shares of common stock were sold in the Offering.

NOTE 8 - SUBSEQUENT EVENTS

On January 11, 2010, Keating Capital received and accepted subscriptions for 114,695 shares of common stock at an average price per share of $10.00, resulting in gross proceeds to Keating Capital of $1,146,500, and resulting in selling commissions and dealer manager fees to the Company of $114,650.

On February 1, 2010, Keating Capital received and accepted subscriptions for 54,638 shares of common stock at an average price per share of $10.00, resulting in gross proceeds to Keating Capital of $546,000 and resulting in selling commissions and dealer manager fees to the Company of $53,855.

The Company has performed an evaluation of subsequent events through February 6, 2010 which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.